SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [for the fiscal year ended December 31, 2002; or

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                           RELIV' INTERNATIONAL, INC.
                                   401(k) PLAN
                              (Full Title of Plan)

                           RELIV' INTERNATIONAL, INC.
          (Name of Issuer of the Securities held Pursuant to the Plan)

                           Commission File No. 1-11768

                 Delaware                               37-1172197
      (State or other jurisdiction of    (I.R.S. Employer Identification Number)
      incorporation or organization)

       136 Chesterfield Industrial Boulevard, Chesterfield, Missouri 63005
               (Address of principal executive offices) (Zip Code)

                                 (636) 537-9715
              (Registrant's telephone number, including area code)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 27, 2002            RELIV' INTERNATIONAL, INC. 401(k) PLAN


                                By: /s/ Stephen M. Merrick
                                    -----------------------------------------
                                    Stephen M. Merrick, Senior Vice President
                                    of Reliv' International, Inc., Trustee

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Reliv International, Inc. 401(k) Plan
Years Ended December 31, 2002 and 2001

                            Reliv International, Inc.
                                   401(k) Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years Ended December 31, 2002 and 2001

                                    Contents

Report of Independent Auditors................................................1

Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statements of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements.................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................9

                         Report of Independent Auditors

The Plan Administrator
Reliv International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Reliv International, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                              /s/ Ernst & Young LLP

April 18, 2003

                            Reliv International, Inc.
                                   401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                  December 31
                                             2002               2001
                                          ----------------------------

Assets
Cash                                      $    3,661        $    7,165
Investments, at fair value:
   Variable annuities                             --         1,307,316
   Fixed annuities                                --           126,439
   Mutual funds                            1,262,047                --
   Reliv International, Inc. stock         2,793,880           542,614
   Life insurance policy                      13,184            28,295
   Participant notes receivable               52,293            49,148
                                          ----------------------------
Total investments                          4,121,404         2,053,812

Receivables:
   Participants' contributions                30,158            21,388
   Employer's contributions                   22,618            16,041
   Receivable for securities sold              4,991                --
   Due from IRS                                2,010                --
                                          ----------------------------
Total receivables                             59,777            37,429
                                          ----------------------------
Total assets                               4,184,842         2,098,406

Liabilities
Employer prepaid contributions                    --            12,674
Due to Company                                 1,600                --
                                          ----------------------------
Net assets available for benefits         $4,183,242        $2,085,732
                                          ============================

See accompanying notes.

                            Reliv International, Inc.
                                   401(k) Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                               Year Ended December 31
                                                                              2002                2001
                                                                          -------------------------------
Additions
Investment income (loss):
   Net realized and unrealized appreciation (depreciation) in fair
     value of investments                                                 $ 1,551,945         $  (315,175)
   Interest and dividends                                                      20,182               9,082
   Changes in the cash surrender value of life insurance                      (15,111)            (14,188)
                                                                          -------------------------------
                                                                            1,557,016            (320,281)

Contributions:
   Employer                                                                   258,715             186,539
   Participants                                                               344,950             265,509
                                                                          -------------------------------
                                                                              603,665             452,048
                                                                          -------------------------------

Total additions                                                             2,160,681             131,767

Deductions
Benefits paid to participants                                                  62,741              78,725
Administrative expenses                                                           430                 596
                                                                          -------------------------------
Total deductions                                                               63,171              79,321
                                                                          -------------------------------

Net increase in net assets available for benefits                           2,097,510              52,446
Net assets available for benefits:
   Beginning of year                                                        2,085,732           2,033,286
                                                                          -------------------------------
   End of year                                                            $ 4,183,242         $ 2,085,732
                                                                          ===============================

See accompanying notes.

                            Reliv International, Inc.
                                   401(k) Plan

                          Notes to Financial Statements

                                December 31, 2002

1. Description of the Plan

The following description of the Reliv International, Inc. 401(k) Plan (the
Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Reliv International, Inc. (the Company) who have one year of service and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective October 1, 2002, the Plan changed recordkeepers from Master Benefit Group to Retirement Plan Services and changed investment options from a variable group annuity contract offered by The Equitable Life Assurance Society of the United States to various mutual funds.

Contributions

Each year participants may contribute from 1% to 15% of eligible compensation as defined in the Plan. The Plan provides for discretionary matching contributions. During the years ended December 31, 2002 and 2001, the Company contributed on behalf of each participant an amount equal to 75% of the first 15% and 75% of the first 8.5%, respectively, of the participant's compensation actually deferred. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limitations.

Upon enrollment, a participant may direct employee contributions and any allocated Company contributions to any of the Plan's investment options, which include Company stock and various mutual funds.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching contributions plus actual earnings thereon is based on years of continuous service, as defined. A participant vests 20% per year starting with his or her second year of service and is fully vested after six years of continuous service. Forfeitures arising from nonvested accounts at the time of termination are used to reduce subsequent Company contributions to the Plan.

                            Reliv International, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings and is charged with an allocation of administrative expenses if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. The shares of the Company's stock are valued at the closing price as quoted on the NASDAQ for the last business day of the year. Shares in mutual funds are valued at the closing price for the last business day of the year. Shares in variable annuities are valued at their accumulated unit values for the last day of the year. Life insurance policies are recorded at their cash surrender values.

                            Reliv International, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Participant loans are valued at cost, which approximates fair market value. Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Forfeitures

Forfeitures of nonvested participant accounts are used to reduce future employer contributions. Forfeited amounts available for future use were $5,651 and $12,526 at December 31, 2002 and 2001, respectively. Forfeitures used to offset employer contributions amounted to $6,875 and $8,174 during the years ended December 31, 2002 and 2001, respectively.

Administrative Expenses

Expenses of the Plan are paid by the Company, except for participant loan and recordkeeping fees which are charged to the applicable participants.

3. Investments

All investments are participant-directed.

                            Reliv International, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan's net assets available for benefits at December 31, 2002 and 2001, are summarized as follows:

                                                                       December 31
                                                                   2002            2001
                                                               --------------------------
      Investment interests in pooled separate accounts:
        Momentum Administrative Services:
          Alliance Common Stock Fund                           $       --        $368,607
          EQ AIM Balanced Fund                                         --         106,620
          EQ Janus Worldwide Fund                                      --         237,857
          EQ Alliance Technology Fund                                  --         411,893
          Guaranteed Interest Account                                  --         126,439
      Investments in company stock:
        Reliv International, Inc.                               2,793,880         542,614
      Mutual funds:
        Dreyfus S&P 500 Index Fund                                313,736              --
        Europacific Growth Fund - Class A                         224,448              --
        Federated Capital Preservation Fund                       276,354              --

During the years ended December 31, 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) fluctuated in fair value as follows:

                                                                   Net Appreciation
                                                              (Depreciation) in Fair Value
                                                                   2002            2001
                                                              ---------------------------
      Variable annuities                                      $  (524,972)      $(313,989)
      Mutual funds                                                 56,617          (1,186)
      Reliv International, Inc. common stock                    2,020,300              --
                                                              ---------------------------
                                                              $ 1,551,945       $(315,175)
                                                              ===========================

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

                            Reliv International, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated November 27, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Partial Termination

During the year ended December 31, 2001, the Plan's sponsor terminated the employees of the manufacturing and packaging department. In aggregate, the terminations represented a partial termination of the Plan. As a result of this partial termination, all account balances of affected employees were fully vested as of their respective dates of termination.

7. Reconciliation to Form 5500

At December 31, 2001, there were $1,201 of loans in default that were reported as participant notes receivable in the statement of net assets available for benefits that were not reported as such in the Form 5500.

8. Receivable From the IRS and Payable to the Company

As of December 31, 2002, the Plan has a receivable from the IRS of $2,010, which represents an amount incorrectly remitted to the IRS for taxes related to a rollover distribution in September 2002. The rollover was distributed at the correct amount; however, the tax payment was made in advance of the distribution. In addition, as of December 31, 2002, the Plan has a payable to the Company of $1,600, which represents the portion of taxes relating to the above distribution paid by the Company on behalf of the Plan. The Plan owes the Company for this payment made on its behalf.

                              Supplemental Schedule

                            Reliv International, Inc.
                                   401(k) Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                          EIN 37-1172197, Plan No. 002

                                December 31, 2002

         Identify of Issuer                            Description of Investment            Current Value
----------------------------------------------------------------------------------------------------------
PIMCO Total Return, Admin Class                     11,516.664 shares, mutual fund            $  122,883
Davis New York Venture Class A                      1,189.056 shares, mutual fund                 24,899
Dreyfus S&P 500 Index Fund                          12,255.316 shares, mutual fund               313,736
The Growth Fund of America - Class A                8,012.914 shares, mutual fund                147,999
Berger Mid Cap Value Fund                           702.125 shares, mutual fund                   10,328
Turner Midcap Growth Fund                           5,148.546 shares, mutual fund                 75,735
Royce Low-Priced Stock Fund                         3,068.045 shares, mutual fund                 29,913
Liberty Acorn Fund - A                              1,382.079 shares, mutual fund                 21,201
EuroPacific Growth Fund - Class A                   9,771.352 shares, mutual fund                224,448
Delaware REIT Fund A Class                          1,013.269 shares, mutual fund                 14,551
Federated Capital Preservation Fund                 27,635.405 shares, mutual fund               276,354
Reliv International, Inc.*                          599,545 shares of Company stock            2,793,880
Equitable Life Insurance Policy*                    Cash surrender value of life
                                                      insurance                                   13,184
Various participants*                               Participant loans, interest rates of
                                                      5.25% to 10.5%, maturing between
                                                      2003 and 2007                               52,293
                                                                                              ----------

Assets (held at end of year)                                                                  $4,121,404
                                                                                              ==========

*Represents a party-in-interest.

                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-67921) pertaining to the Reliv International, Inc. 401(k) Plan of our report dated April 18, 2003, with respect to the financial statements and schedule of the Reliv International, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

St. Louis, Missouri
June 26, 2003


/s/ Ernst & Young LLP

                               SARBANES-OXLEY ACT
                            SECTION 906 CERTIFICATION


      I certify that the Annual Report for the Reliv' International, Inc. 401(k) Plan on Form 11-K containing the financial statements fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o (d)) and that information contained in the Annual Report on Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.


                                          RELIV' INTERNATIONAL, INC. 401(k) PLAN


                                       By: /s/ Robert L. Montgomery
                                           -----------------------------
                                           Robert L. Montgomery, Trustee

                               SARBANES-OXLEY ACT
                            SECTION 906 CERTIFICATION


      I certify that the Annual Report for the Reliv' International, Inc. 401(k) Plan on Form 11-K containing the financial statements fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o (d)) and that information contained in the Annual Report on Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.


                                          RELIV' INTERNATIONAL, INC. 401(k) PLAN


                                       By: /s/ David G. Kreher
                                           ------------------------
                                           David G. Kreher, Trustee

                               SARBANES-OXLEY ACT
                            SECTION 906 CERTIFICATION


      I certify that the Annual Report for the Reliv' International, Inc. 401(k) Plan on Form 11-K containing the financial statements fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o (d)) and that information contained in the Annual Report on Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.


                                          RELIV' INTERNATIONAL, INC. 401(k) PLAN


                                       By: /s/ Stephen M. Merrick
                                           ---------------------------
                                           Stephen M. Merrick, Trustee